Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 132-I dated April 25, 2008	Term Sheet to Product Supplement No. 132-I Registration Statement No. 333-130051 Dated July 17, 2008; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Return Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Conditional Long-Short Index due July 16, 2010

General

  The notes are designed for investors who seek to participate in the appreciation of the JPMorgan Core Commodity Investable Global Asset Rotator Conditional Long-Short Index as described below. Investors should be willing to forgo interest payments and, if the Ending Underlying Value declines from the Initial Underlying Value by more than 5.5*%, be willing to lose up to 94.50%* of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing July 16, 2010†.
  Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
  The notes are expected to price on or about July 18, 2008†† and are expected to settle on or about July 23, 2008.

Key Terms

Underlying:	JPMorgan Core Commodity Investable Global Asset Rotator Conditional Long-Short Index (the “Core Commodity-IGAR Conditional Long-Short” or the “Underlying”).
Payment at Maturity:

Payment at maturity will reflect the performance of the Underlying plus the Additional Amount. The principal amount of your notes will be fully exposed to any decline in the Ending Underlying Value, as compared to the Initial Underlying Value, provided that your final payment at maturity will not be less than the Additional Amount. Accordingly, at maturity, you will receive an amount per $1,000 principal amount note calculated as follows:

$1,000 x (1 + Underlying Return ) + Additional Amount
provided that your final payment at maturity will not be less than the Additional Amount.
You may lose some or all of your investment (other than the Additional Amount) if the Ending Underlying Value declines from the Initial Underlying Value.
Additional Amount	At least $55*.
* The actual Additional Amount will be set on the pricing date and will not be less than $55.
Underlying Return:	Ending Underlying Value – Initial Underlying Value Initial Underlying Value
Initial Underlying Value:	The Underlying closing value on the pricing date, which is expected to be July 18, 2008.
Ending Underlying Value:	The Underlying closing value on the Observation Date.
Observation Date†:	July 9, 2010
Maturity Date†:	July 16, 2010
CUSIP:	48123LGY4
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 132-I.
††	The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under “Selected Purchase Considerations — Capital Gains Tax Treatment.”

Investing in the Return Notes involves a number of risks. See “Risk Factors” beginning on page PS-4 of the accompanying product supplement no. 132-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

To the extent the information contained in footnotes (1) and (2) below differs from or conflicts with the disclosure set forth under “Use of Proceeds” in product supplement no. 132-I, the information in the footnotes (1) and (2) below controls.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. This commission will include the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. In no event will that commission, which will include structuring and development fees, exceed $35.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-38 of the accompanying product supplement no. 132-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

July 17, 2008

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 132-I dated April 25, 2008. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 132-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 132-I dated April 25, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208002219/e31321_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 132-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

What Is the Payment at Maturity on the Notes Assuming a Range of Performance for the Core Commodity-IGAR Conditional Long-Short?

The following table illustrates the hypothetical payments at maturity for each $1,000 principal amount note. The hypothetical payments at maturity set forth below assume an Initial Underlying Value of 150 and an Additional Amount of $55 for each $1,000 principal amount note. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payments at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Underlying Value	Underlying Return	$1,000 x (1 + Underlying Return)		Additional Amount		Payment at Maturity

270.00	80.00%	$1,800	+	$55	=	$1,855
255.00	70.00%	$1,700	+	$55	=	$1,755
240.00	60.00%	$1,600	+	$55	=	$1,655
225.00	50.00%	$1,500	+	$55	=	$1,555
210.00	40.00%	$1,400	+	$55	=	$1,455
195.00	30.00%	$1,300	+	$55	=	$1,355
180.00	20.00%	$1,200	+	$55	=	$1,255
165.00	10.00%	$1,100	+	$55	=	$1,155
157.50	5.00%	$1,050	+	$55	=	$1,105
150.00	0.00%	$1,000	+	$55	=	$1,055
135.00	-10.00%	$900	+	$55	=	$955
120.00	-20.00%	$800	+	$55	=	$855
105.00	-30.00%	$700	+	$55	=	$755
90.00	-40.00%	$600	+	$55	=	$655
75.00	-50.00%	$500	+	$55	=	$555
60.00	-60.00%	$400	+	$55	=	$455
45.00	-70.00%	$300	+	$55	=	$355
30.00	-80.00%	$200	+	$55	=	$255
15.00	-90.00%	$100	+	$55	=	$155
0	-100.00%	$0	+	$55	=	$55

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Conditional Long-Short Index	TS-1

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The Ending Underlying Value increases from the Initial Underlying Value of 150 to an Ending Underlying Value of 157.50. Because the Ending Underlying Value of 157.50 is greater than the Initial Underlying Value of 150, the investor receives a payment at maturity of $1,105 per $1,000 principal amount note, calculated as follows:

$1,000 x (1 + 5%) + $55 = $1,105

Example 2: The Ending Underlying Value decreases from the Initial Underlying Value of 150 to an Ending Underlying Value of 120. Because the Ending Underlying Value of 120 is less than the Initial Underlying Value of 150, the investor receives a payment at maturity of $855 per $1,000 principal amount note, calculated as follows:

$1,000 x (1 + -20%) + $55 = $855

Example 3: The Ending Underlying Value decreases from the Initial Underlying Value of 150 to an Ending Underlying Value of 0. Because the Ending Underlying Value of 0 is less than the Initial Underlying Value of 150, the investor receives a payment at maturity of $55 per $1,000 principal amount note, which reflects the Additional Amount, calculated as follows:

$1,000 x (1 + -100%) + $55 = $55

JPMorgan Core Commodity Investable Global Asset Rotator Conditional Long-Short Index

The JPMorgan Core Commodity Investable Global Asset Rotator Conditional Long-Short Index (the “Core Commodity-IGAR Conditional Long-Short” or the “Underlying”).

The Core Commodity-IGAR Conditional Long-Short was developed and is maintained by J.P. Morgan Securities Ltd. to implement a momentum-based algorithmic strategy for commodity allocations. The Core Commodity-IGAR Conditional Long-Short references the value of a synthetic portfolio selected from a limited universe of commodity constituents, each of which is a component of the S&P GSCI™ Index (“S&P GSCI™”) and is intended to serve as a benchmark value for a particular commodity.

Historical performance data for each constituent is run through the Core Commodity-IGAR Conditional Long-Short algorithms on a monthly basis. The algorithms test each constituent’s performance and consistency. The performance algorithm tests the year-over-year performance for each constituent, and the consistency tests filter out constituents that have not demonstrated consistent positive monthly performance over a one-year period, attributing greater weight to more recent monthly periods.

If on any monthly rebalancing date, the year-over-year performance of an equally weighted basket of the referenced universe of certain S&P GSCI™ constituents is a) positive and b) consistently positive, the short leg of the Core Commodity-IGAR Conditional Long-Short will be de-activated.

Up to seven constituents that are ranked with the strongest positive performance and successfully pass the consistency test are assigned a conditional long-short target weight of one-seventh (1/7) in the synthetic portfolio until the next monthly rebalancing. The weighting of one-seventh will apply to each of the strongest constituents even if their number is less than seven. If the short leg of the Core Commodity-IGAR Conditional Long-Short is not de-activated, up to seven constituents that are ranked with the weakest negative performance and successfully pass the conditional short consistency test are assigned a conditional long-short target weight of minus one-seventh (1/7) in the synthetic portfolio until the next monthly rebalancing. The remaining constituents are assigned a weight of zero percent (0%).

The value of the Core Commodity-IGAR Conditional Long-Short is the value of the synthetic portfolio, less a deemed calculation agency fee deducted daily at an annual rate of 0.96%.

The value of the Core Commodity-IGAR Conditional Long-Short is published each trading day under the Bloomberg ticker symbol “CMDUYCER”.

Selected Purchase Considerations

  INVESTMENT EXPOSURE TO THE CORE COMMODITY-IGAR CONDITIONAL LONG-SHORT — The notes provide the opportunity to participate in the appreciation of the Core Commodity-IGAR Conditional Long-Short and enhance returns by providing an additional payment of at least $55* at maturity. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  * The actual Additional Amount will be set on the pricing date and will not be less than $55.
  RETURN LINKED TO DYNAMIC BASKET OF SUB-INDICES REPRESENTING CERTAIN SUB-ASSET CLASSES OF THE GLOBAL COMMODITY MARKET — The return on the notes is linked to the performance of the JPMorgan Core Commodity Investable Global Asset Rotator Conditional Long-Short Index. The Core Commodity-IGAR Conditional Long-Short references the value of a synthetic portfolio drawn from certain constituents of the S&P GSCI™ using an investment strategy that is generally known as momentum investing. The rebalancing method therefore seeks to capitalize on positive or negative trends in the U.S. dollar level of the constituents on the assumption that if particular constituents performed well in the past, they will continue to perform well in the future. See “The JPMorgan Core Commodity Investable Global Asset Rotator Conditional Long-Short Index” in the accompanying product supplement no. 132-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 132-I. The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Davis Polk & Wardwell, that it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. The opinion will be subject to the limitations described in the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 132-I and will be based on certain factual representations to be received from us on or prior to the pricing date. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition , on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments , such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes , possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Conditional Long-Short Index	TS-2

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in S&P GSCI™ constituents, in any of the commodities whose futures contracts determine the levels of S&P GSCI™ constituents or the constituents of the Core Commodity-IGAR Conditional Long-Short, or in any contracts relating to such commodities for which there is an active secondary market. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 132-I.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal (other than the Additional Amount). The return on the notes is linked to the performance of the Underlying, and will depend on whether, and the extent to which, the Underlying Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Underlying Value, as compared to the Initial Underlying Value, provided that the final payment at maturity will not be less than zero, and that in all cases you will receive the Additional Amount at maturity.
  MINIMAL PROTECTION AGAINST LOSS — If the Underlying Return is negative, at maturity, you will likely receive less than the principal amount of your investment. For each 1% that the Ending Underlying Value declines relative to the Initial Underlying Value, you will lose 1% of your investment in the notes, although in all cases you will receive the Additional Amount at maturity.
  INVESTMENTS RELATED TO THE VALUE OF COMMODITIES TEND TO BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The market values of commodities tend to be highly volatile. Commodity market values are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to variables of specific application to commodities markets. These variables include changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. These factors may have a larger impact on commodity prices and commodity-linked instruments than on traditional fixed-income and equity securities. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. These and other factors may affect the levels of the constituents included from time to time in the Core Commodity-IGAR Conditional Long-Short, and thus the value of your notes, in unpredictable or unanticipated ways. The Core Commodity-IGAR Conditional Long-Short provides one avenue for exposure to commodities. The high volatility and cyclical nature of commodity markets may render these investments inappropriate as the focus of an investment portfolio.
  OWNING THE NOTES INVOLVES THE RISKS ASSOCIATED WITH THE CORE COMMODITY-IGAR CONDITIONAL LONG-SHORT’S MOMENTUM INVESTMENT STRATEGY — The Core Commodity-IGAR Conditional Long-Short employs a mathematical model intended to implement what is generally known as a momentum investment strategy, which seeks to capitalize on consistent positive and negative market price trends based on the supposition that consistent positive and negative market price trends may continue. This strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components. The Core Commodity-IGAR Conditional Long-Short strategy may fail to realize gains that could occur as a result of holding a commodity that has experienced price declines, but after which experiences a sudden price spike, or has experienced price increases, but after which experiences a sudden price decline. Further, the rules of the Core Commodity-IGAR Conditional Long-Short limit exposure to rapidly appreciating or depreciating constituents. This is because the Core Commodity-IGAR Conditional Long-Short rebalances its exposure to constituents each month so that the exposure to any one constituent does not exceed one-seventh of the total long or short synthetic portfolio as of the time of a monthly rebalancing. By contrast, a synthetic portfolio that does not rebalance monthly in this manner could see greater compounded gains over time through exposure to a consistently and rapidly appreciating or depreciating constituent. Because the rules of the Core Commodity-IGAR Conditional Long-Short limit the synthetic portfolio to holding only to constituents that have shown consistent positive or negative price appreciation, the synthetic portfolio may experience periods where it holds few or no constituents, and therefore is unlikely during such periods to achieve returns that exceed the returns realized by other investment strategies, or to be able to capture gains from other appreciating or depreciating assets in the market that are not included in the universe of constituents.
  OWNING THE NOTES IS NOT THE SAME AS OWNING ANY COMPONENTS OF THE S&P GSCI™ / CONSTITUENTS OF THE CORE COMMODITY-IGAR CONDITIONAL LONG-SHORT OR COMMODITIES CONTRACTS — The return on your notes will not reflect the return you would realize if you actually held or sold short the commodity contracts replicating the constituents of the Core Commodity-IGAR Conditional Long-Short. The Commodity-IGAR Long-Short synthetic portfolio is a hypothetical construct that does not hold any underlying assets of any kind. As a result, a holder of the notes will not have any direct or indirect rights to any commodity contracts or interests in the constituents. Furthermore, the Core Commodity-IGAR Conditional Long-Short synthetic portfolio is subject to monthly rebalancing and the assessment of a monthly index calculation fee that will reduce its value relative to the value of the constituents.
  THE NOTES MAY BE SUBJECT TO INCREASED VOLATILITY DUE TO THE USE OF LEVERAGE — The Core Commodity-IGAR Conditional Long-Short employs a technique generally known as “long-short” strategy. As part of this strategy, if the short leg of the Core Commodity-IGAR Conditional Long-Short is not de-activated, the sum of the absolute values of the conditional long-short target weights may be greater than 1 and, consequently, the Core Commodity-IGAR Conditional Long-Short may include leverage. Where the synthetic portfolio is leveraged, any price movements in the commodity contracts replicating the constituents may result in greater changes in the value of the Core Commodity-IGAR Conditional Long-Short than if leverage was not used, which in turn could cause you to receive a lower payment at maturity than you would otherwise receive.
  BECAUSE THE CORE COMMODITY-IGAR CONDITIONAL LONG-SHORT MAY INCLUDE NOTIONAL SHORT POSITIONS, THE CORE COMMODITY-IGAR CONDITIONAL LONG-SHORT MAY BE SUBJECT TO ADDITIONAL RISKS — The Core Commodity-IGAR Conditional Long-Short employs a technique generally known as “long-short” strategy. This means the Core Commodity-IGAR Conditional Long-Short could include a number of notional long positions and a number of notional short positions. Unlike long positions, short positions are subject to unlimited risk of loss because there is no limit on the amount by which the price that the relevant asset may appreciate before the short position is closed. Although the minimum payment at maturity is $55, it is possible that any notional short position included in the Core Commodity-IGAR Conditional Long-Short may appreciate substantially with an adverse impact on the Core Commodity-IGAR Conditional Long-Short value and your notes.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Conditional Long-Short Index	TS-3
  THE CORE COMMODITY-IGAR CONDITIONAL LONG-SHORT LACKS AN OPERATING HISTORY — The Core Commodity-IGAR Conditional Long-Short was established on April 15, 2008, and therefore lacks historical performance. Back-testing or similar analysis in respect of the Core Commodity-IGAR Conditional Long-Short must be considered illustrative only and may be based on estimates or assumptions not used by the calculation agent when determining the Core Commodity-IGAR Conditional Long-Short values.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. J.P. Morgan Securities Inc., which we refer to as JPMSI, intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Index Calculation Agent – the entity that calculates the Core Commodity-IGAR Conditional Long-Short values – and acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the Index Calculation Agent, the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — In addition to the Underlying closing value on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the volatility in the Underlying and its constituents;
    the time to maturity of the notes;
    the market price of the physical commodities upon which the futures contracts that compose the constituents are based;
    interest and yield rates in the market generally;
    economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events that affect the commodities underlying the constituents or markets generally and which may affect the value of the commodity futures contracts, and thus the closing levels of the constituents; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.
  THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE PRICING — This term sheet has not been reviewed by our special tax counsel, Davis Polk & Wardwell, and the pricing of the offering of the notes is subject to delivery by them of an opinion regarding the tax treatment of the notes as described under “Selected Purchase Considerations — Capital Gains Tax Treatment” above. If our special tax counsel does not deliver this opinion prior to pricing, the offering of the notes will be terminated.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Conditional Long-Short Index	TS-4

Hypothetical Back-tested Data and Historical Information

The following graph sets forth the hypothetical back-tested performance of the Underlying based on the hypothetical back-tested daily Underlying closing values from January 1, 1991 through April 14, 2008, and the historical performance of the Underlying based on the daily Underlying closing values from April 15, 2008 through July 16, 2008. The Underlying was established on April 15, 2008. The Underlying closing value on July 16, 2008 was 148.1666. We obtained the Underlying closing values below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The hypothetical back-tested and historical values of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Underlying closing value on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment in excess of the Additional Amount of $55 per $1,000 principal amount note. The actual Additional Amount will be set on the pricing date and will not be less than $55. The data for the hypothetical back-tested performance of Core Commodity-IGAR Conditional Long-Short set forth in the following graph was calculated on materially the same basis on which the performance of the Core Commodity-IGAR Conditional Long-Short is now calculated, but the number of S&P GSCI™ constituents, and thus the universe of potential constituents, has changed over time. For example, in January 1991, there were only 17 S&P GSCI™ components. There are currently 24 S&P GSCI™ components, of which 14 S&P GSCI™ components and are eligible as potential components of the Core Commodity-IGAR Conditional Long-Short. Hypothetical daily performance data for the Commodity-IGAR Conditional Long-Short is net of index calculation costs of 0.96% per annum.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Conditional Long-Short Index	TS-5